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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                             STERLING COMMERCE, INC.
                            (Name of Subject Company)

                             STERLING COMMERCE, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
         (Including the rights to purchase Series A Junior Participating
                   Preferred Stock, par value $.01 per share)
                         (Title of Class of Securities)

                                    859205106
                      (CUSIP Number of Class of Securities)
                            ------------------------
                             ALBERT K. HOOVER, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             STERLING COMMERCE, INC.
                              4600 LAKEHURST COURT
                                  DUBLIN, OHIO
                                 (614) 793-7000
                            ------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of thePerson(s) Filing Statement)


                                 WITH A COPY TO:
                              BLAINE V. FOGG, ESQ.
                             ERIC J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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INTRODUCTION

     This Amendment amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed on February 25, 2000, by Sterling Commerce, Inc. a Delaware corporation (the "Company"). This Schedule 14D-9 relates to the tender offer by SBC Silver, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of SBC Communications Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated February 25, 2000 (the "Schedule TO"), to purchase all outstanding Shares (including the related preferred stock purchase rights) at a price of $44.25 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated February 25, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-9.

ITEM 9. EXHIBITS.

  (e)(10) Letter to participants in the Sterling Commerce, Inc. Savings and Security Plan from The Chase Manhattan Bank, as Trustee (including instruction card) (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         STERLING COMMERCE, INC.


                                         By: /s/ Albert K. Hoover
                                                  Albert K. Hoover
                                                  Executive Vice President,
                                                  General Counsel and Secretary


Date:    March 2, 2000